SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                      Date of Report: October 1, 1999



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33




            Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               |X|   Form 20-F            |_|   Form 40-F


            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  |_|   Yes               |X|   No


            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

            Not applicable.

            This Form 6-K consists of a press release issued by Biora AB on October 1, 1999 relating to the recognition of Biora's principal product, Emdogain, at a conference of the American Academy of Periodontology, which ended on September 29, 1999.






October 1, 1999

President and CEO           Investor Relations      U.S. InvestorRelations
Tomas Hammargren            Mikael Sjoblom          Elisabeth Lavers
+46 40 32 13 36             + 46 40 32 13 65        +1 203 977 7797
homepage: www.biora.se


BIORA'S PRINCIPAL PRODUCT EMDOGAIN GAINED RECOGNITION
AT SPECIALIST-CONFERENCE IN THE UNITED STATES

MALMO, OCTOBER 1, 1999. BIORA AB (Nasdaq: BIORY, SSE: BIOR) today announced that at this year's AAP conference (American Academy of Periodontology, the leading organization for periodontology), which ended on September 29, several American and European specialists presented their own positive clinical experiences and supporting data concerning Emdogain, Biora's principal product, relating to the surgical application of the product. The conference was arranged by AAP, in San Antonio, Texas, and was attended by approximately 6,000 periodontists and dentists from all over the world.

Among the speakers was Dr. David Cochran, Professor and Chair, Department of Periodontics, University of Texas, Health Science Center, San Antonio Texas, who described his new research on Emdogain's mechanism of action. The study provides a better understanding of extracellular matrix (Emdogain) interaction on a cellular level, further strengthening earlier research findings that Biora presented at the International Association for Dental Research in Vancouver, March, 1999. Another interesting study was presented by Dr. Stuart Froum, Clinical Professor of Periodontics, Clinical Professor of Implant Dentistry and Director of Research, Department of Implant Dentistry, New York University. The positive results of this study showed how Emdogain, relating to the surgical application of the product, regenerated supporting tissues, including new bone, over a twelve-month period.

"This is now the third time we have participated in the annual meeting for periodontists in the United States, and each year Biora and our principal product, Emdogain, has attracted more attention," said Tomas Hammargren, Biora's CEO. "We believe that there is a growing acceptance of Emdogain in the United States, based on the fact that more than half a dozen periodontal opinion-leaders presented positive results from their clinical experiences with the product."

Biora develops, manufactures and sells products for the treatment of periodontal disease and for use in oral surgery. Using its proprietary technology and expertise, Biora aims to become a world leader in biology-based products for specialized dental therapy. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  BIORA AB


Dated: October 1, 1999            By:  /s/ Anders Agering
                                     ---------------------------------
                                      Anders Agering
                                      Chief Financial Officer